Exhibit 99.1

CRH Medical Corporation Announces the Acquisition of Lake Erie Sedation Associates

VANCOUVER, Sept. 4, 2018 /CNW/ - CRH Medical Corporation (the "Company") (TSX: CRH) (NYSE MKT: CRHM), announces that it has completed an accretive transaction whereby the Company has acquired 100% of a gastroenterology ("GI") anesthesia practice in Northeastern Ohio ("Lake Erie").

Lake Erie provides anesthesia services to two GI ambulatory surgical centers. The transaction was financed through a combination of CRH's credit facility and cash on hand.

Lake Erie Transaction Highlights:

  Estimated annual revenue of US$2.1M
  EBITDA and cash flow accretive

Edward Wright, CEO of CRH, commented on the transaction, "Lake Erie, who's affiliated physicians are an existing O'Regan customer, is our fourth anesthesia acquisition of 2018 and our second transaction in the state of Ohio. We look forward to continue leveraging the strength of our O'Regan relationships, and our existing anesthesia partners, to continue growing our anesthesia business".

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 19 anesthesia acquisitions. CRH now serves 45 ambulatory surgical centers in ten states and performs approximately 298,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

View original content:http://www.prnewswire.com/news-releases/crh-medical-corporation-announces-the-acquisition-of-lake-erie-sedation-associates-300706125.html

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2018/04/c8439.html

%CIK: 0001461119

For further information: CRH Medical Corporation, Kettina Cordero, Director of Investor Relations, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:30e 04-SEP-18